AA



03014585

CMM

SECU   ‗‗ COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 3 2003

SEC FILE NUMBER

8- 46 567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2002   AND ENDING   12/31/2002

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FirstMerit Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

III Cascade Plaza

(No. and Street)

Akron	Ohio	44308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Reed 330-384-7229

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS

(Name – *if individual, state last, first, middle name*)

200 Public Square BP Tower, 27th FL	Cleveland	Ohio	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 9 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Marc Vosen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____FirstMerit Securities, Inc._____, as of ____December 31_____, 20__02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

LUANN M. SPAETHE, Notary
Residence Co. - Summit
State of Ohio
My Commission Exp. July 15, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstMerit Securities, Inc.
(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)

Table of Contents
December 31, 2002

PRICEWATERHOUSECOOPERS 🏠

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Shareholder of
FirstMerit Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of FirstMerit Securities, Inc. (a wholly-owned subsidiary of FirstMerit Bank, N.A., which is wholly-owned by FirstMerit Corporation) (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2003

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)

Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 4,526,558
Deposit with clearing broker	50,000
Receivables from brokers, dealers and clearing broker	245,709
Furniture and equipment, at cost, less accumulated depreciation of $640,760	129,711
Due from affiliate	169,813
Investment in insurance contracts, at cost	2,336,589
Deferred tax asset	8,431
Total assets	$ 7,466,811

Liabilities and Stockholder's Equity

Commissions payable	$ 390,702
Federal income taxes payable	215,742
Accounts payable, accrued expenses and accrued wages	9,876
Total liabilities	616,320
Common stock, without par value; 850 shares authorized, 150 shares issued and outstanding	150,000
Additional paid-in capital	3,300,000
Retained earnings	3,400,491
Total stockholder's equity	6,850,491
Total liabilities and stockholder's equity	$ 7,466,811

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.
(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)

Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 9,861,953
Interest	35,890
Other revenues	113,123
Total revenues	10,010,966
Expenses:	
Commissions expense	3,246,936
Employee compensation and benefits	1,438,676
Clearing fees	362,126
Occupancy and equipment rental	2,529,153
Promotion and development	103,692
Communication and data processing	76,957
Administration and professional fees	340,695
Other expenses	277,407
Total expenses	8,375,642
Income before federal income taxes	1,635,324
Federal income tax expense:	
Current	572,805
Deferred	9,853
Total federal income tax expense	582,658
Net income	$ 1,052,666

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.
(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2001	$ 150,000	$3,300,000	$2,347,825	$5,797,825
Net income	-	-	1,052,666	1,052,666
Balance at December 31, 2002	$ 150,000	$ 3,300,000	$ 3,400,491	$ 6,850,491

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 1,052,666
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	79,441
Gains from investments in insurance contracts	(57,997)
Deferred income taxes	(9,853)
Change in operating assets and liabilities:	
Receivables from brokers, dealers and clearing broker	47,635
Due from affiliates	(36,929)
Other assets	15,330
Accounts payable, accrued expenses and accrued wages	(5,699)
Commissions payable	227,787
Federal income taxes payable	140,092
Net cash provided by operating activities	1,452,473
Cash flows from investing activities:	
Purchase of furniture and equipment	(25,237)
Repurchases of and premiums paid on insurance contracts	(85,417)
Proceeds received from insurance contracts	253,179
Net cash provided by investing activities	142,525
Net increase in cash and cash equivalents	1,594,998
Cash and cash equivalents at beginning of year	2,931,560
Cash and cash equivalents at end of year	$ 4,526,558
Supplemental cash flow information:	
Cash paid for income taxes	$ 442,566
Non-cash transactions:	
Write-off of fully depreciated furniture and equipment	$ 6,579

The accompanying notes are an integral part of these financial statements.

FirstMerit Securities, Inc.
(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)

Notes to Financial Statements
December 31, 2002

1. **Organization**

    Nature of Business
    FirstMerit Securities, Inc. (the "Company") is registered with the National Association of Securities Dealers, Inc. ("NASD") as a broker-dealer and is a wholly-owned subsidiary of FirstMerit Bank, N.A. ("FirstMerit"). FirstMerit is a wholly-owned subsidiary of FirstMerit Corporation (the "Parent"). The Company primarily acts as an introducing broker-dealer offering variable and fixed annuities, fixed income and equity securities and mutual funds to customers of FirstMerit, primarily in Ohio.

    The Company executes all of its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers.

2. **Summary of Significant Accounting Policies**

    The significant accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

    Revenue Recognition
    Commission revenue and mutual fund fees and the related expenses are recorded on the trade date basis.

    Cash and Cash Equivalents
    The Company considers cash and cash equivalents to be all highly liquid assets with maturities of ninety days or less.

    Financial Instruments
    Financial instruments, consisting primarily of receivables from brokers, dealers and clearing broker, accounts payable, accrued expenses and accrued wages and commissions payable, of the Company are reported in the statement of financial condition at amounts which approximate fair value because of their short term nature.

    Furniture and Equipment
    Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the related assets. Depending on the type of asset, the Company uses three to ten year estimated useful lives for depreciation.

    Investments in Insurance Contracts
    The Company purchased viatical settlements, which represent the ownership rights to proceeds from death benefits of insurance policies owned by terminally ill individuals. The terminally ill individuals receive the discounted present value of the life insurance proceeds and, in exchange,

FirstMerit Securities, Inc.
(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)

Notes to Financial Statements
December 31, 2002

assign the legal rights (beneficial interests) to the death benefit proceeds to the Company. During 2002, the Company purchased $60,000 of these insurance contracts.

The viatical settlements are valued at cost. Fair value of the viatical settlements would usually be determined by using net present value calculations using life expectancy, premiums to be paid and rate of return assumptions. However, due to medical advances related to the terminally ill individuals, assumptions that could be used in the fair value calculation, particularly life expectancy estimates, cannot be determined with reasonable certainty. Therefore, it is not practical to estimate the fair value of the viatical settlements at December 31, 2002.

The Company is obligated to make annual premium payments associated with the underlying insurance contracts and those premiums are capitalized when incurred to investment in insurance contracts, not to exceed the Company's beneficial interest in the death benefit of the related contract. The amount of premiums paid approximated $25,417 for the year ended December 31, 2002.

Upon the death of the terminally ill patients, the Company receives the proceeds of the beneficial interests of the underlying insurance contracts. At the time of receipt, the Company records a gain, which represents the difference between the total received and the total investment recorded by the Company to purchase and maintain its beneficial interests in the insurance contracts. During 2002, the Company received proceeds of $253,179, resulting in a net gain of $57,997.

Risk and Uncertainties

The Company generates a significant portion of its revenues by providing brokerage services to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets. Additionally, the Company maintains a relationship with a clearing broker. Should this relationship be interrupted or terminated, revenues may be adversely affected.

3. **Federal Income Taxes**

The Company is included in the consolidated federal income tax return filed by the Parent. Each entity of the Parent is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

The Company's deferred tax assets and liabilities are determined based upon the differences between the financial reporting and tax bases of assets and liabilities. They are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The Company's deferred tax asset at December 31, 2002 of $8,431 consists solely of temporary differences associated with book and tax depreciation methods.

Previously, the Company was exempt from Ohio state and local income and franchise taxes because it qualified as an Ohio "dealer in intangibles" and was a subsidiary of an Ohio bank. Starting with the 2003 privilege year (based on the Company being in existence on the lien date of January 1, 2003), the Company will be subject to the Ohio Dealers in Intangible Tax.

FirstMerit Securities, Inc.
(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is Wholly-Owned by FirstMerit Corporation)

Notes to Financial Statements
December 31, 2002

4. **Deposit with Clearing Broker**

   At December 31, 2002, the Company maintained a required $50,000 deposit with the clearing broker that provides clearing services to the Company.

5. **Related Party Transactions**

   Employees of the Company are eligible to participate in the Parent's defined benefit and defined contribution pension plans. Pension and medical payments of $293,000 made in 2002 are included in employee compensation and benefits expense and are based upon a corporate allocation percentage determined by the Parent.

   Receivables and payables resulting from transactions with the affiliated entity are, in management's opinion, conducted on terms similar to those with unrelated third parties. The amounts are non-interest bearing and settle in the normal course of business. The amount due from the affiliate totalled $169,813 at December 31, 2002.

   Certain expenses relating to shared services of the Parent are allocated to the Company on a monthly basis. For the year ended December 31, 2002, these expenses totalled $126,483, and are included in other expenses on the Statement of Income.

   In addition, the Company is party to lease agreements with related parties as described in Note 7.

6. **Net Capital Requirements**

   As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company utilizes the basic method permitted by the Rule, which requires that minimum net capital be the greater of $50,000 or 6- 2/3% of aggregate indebtedness. The Rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $4,008,147, which exceeded required net capital by $3,958,147. In addition, the Company's ratio of aggregate indebtedness to net capital was 0.2 to 1.

7. **Commitments and Contingent Liabilities**

   The Company does not grant credit to its customers in the normal course of business. However, in the event that certain customers do not fulfill their obligations involving securities transactions, the Company would be required to make whole its clearing broker for any losses incurred in the settlement of defaulted customer obligations.

   From time to time in the normal conduct of its business, the Company is involved in various claims and lawsuits. In the opinion of management, the amounts which will ultimately be required, if any, in connection with such matters will not have a material effect on the financial position or results of operations of the Company.

FirstMerit Securities, Inc.
**(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)**

Notes to Financial Statements
December 31, 2002

The Company leases office space at its primary location from FirstMerit on a month-to-month basis. Rental expense for the year ended December 31, 2002 totalled $54,816.

The Company also rents additional office space at each FirstMerit location. The terms of this rental agreement require the Company to pay an amount equal to the gross commissions generated from FirstMerit customers, less expenses. Rental expense under this agreement totalled $2,370,213 for the year ended December 31, 2002.

The Company leases equipment from various vendors under operating leases. Rental expense for the equipment amounted to $34,322 for the year ended December 31, 2002.

FirstMerit Securities, Inc.

Schedule I

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)

Supplementary Schedule – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net capital:		
Total stockholder's equity	$	6,850,491
Less non-allowable assets:		
Receivables from brokers or dealers		135,701
Furniture and equipment, net		129,711
Due from affiliates		169,813
Deferred tax asset		8,431
Investments not readily marketable		2,336,589
Net capital before haircuts on securities positions		4,070,246
Less haircuts on securities		62,099
Net capital	$	4,008,147
Aggregate indebtedness:		
Accounts payable, accrued expenses and accrued wages	$	9,876
Commissions payable		390,702
Federal income taxes payable		215,742
Total aggregate indebtedness	$	616,320
Computation of basic net capital requirement:		
Greater of minimum capital requirement of $50,000 or 6-2/3% of total aggregate indebtedness	$	50,000
Net capital	$	4,008,147
Less: net capital requirement		50,000
Excess net capital	$	3,958,147
Ratio of aggregate indebtedness to net capital		0.2 to 1

There are no differences between the amounts presented above and the amounts
as reported in the Company's unaudited FOCUS report as of December 31, 2002.

FirstMerit Securities, Inc.   Schedule II

(A Wholly-Owned Subsidiary of FirstMerit Bank, N.A., which is
Wholly-Owned by FirstMerit Corporation)

**Supplementary Schedule - Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002**

Exemption Under Section (k) (2) (ii)

The Company has claimed exemption from the provisions of the Securities and Exchange Commission's
Rule 15c3-3. The Company clears all transactions with and for customers on a fully disclosed basis with
a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-
dealer.



FirstMerit Securities, Inc.

(A WHOLLY-OWNED SUBSIDIARY OF FIRSTMERIT BANK, N.A.,
WHICH IS WHOLLY-OWNED BY FIRSTMERIT CORPORATION)

Report of Independent Accountants on Internal
Control Required by SEC Rule 17a-5



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants on Internal Control
Required by SEC Rule 17a-5

To the Shareholder of
FirstMerit Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of FirstMerit Securities, Inc. (a wholly-owned subsidiary of FirstMerit Bank, N.A., which is wholly-owned by FirstMerit Corporation) (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS 🏠

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2003